

September 9, 2010

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

> Re: **Cedar Shopping Centers, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 15, 2010**
>   **Definitive Proxy on Schedule 14A**
>   **Filed April 26, 2010**
>   **File No. 001-31817**

Dear Mr. Ulman:

We have reviewed your response letter dated August 13, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 15. Exhibit and Financial Statement Schedules

1.   We have considered your response to comment 9 in our letter dated July 30, 2010. We continue to believe that if you include material contracts pursuant to 601(b)(10) of Regulation S-K, those contracts must be filed <u>in their entirety</u>. Please confirm that you will file the complete copies of exhibits 10.5.a, 10.5.c, 10.6, 10.8 and 10.10.b with your next 10-Q filing. Please note that Rule 202 of Regulation S-T allows for a hardship exemption under limited circumstances for exhibits and filings.

Definitive proxy on schedule 14a filed April 26, 2010

Compensation Discussion and Analysis

Base Salary

Annual Bonus

2.   We note your expanded narrative discussion of your compensation committee's considerations in awarding bonus compensation to each of your executives based on the individual accomplishments described in your response to comment 11 in our letter dated July 30, 2010. Please confirm that you plan to provide similar disclosure in future filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other with any other questions.

Sincerely,

Linda Van Dorn
Senior Assistant Chief Accountant